Mail Stop 4561

July 8, 2008

Henry H. Graham, Jr.
Chief Executive Officer
TNS, Inc.
11480 Commerce Park Drive
Suite 600
Reston, VA 20191

>            **Re:**   **TNS, Inc.**
>                  **Form 10-K for Fiscal Year Ended December 31, 2007**
>                  **Filed March 17, 2008**
>                  **Form 8-K Filed May 5, 2008**
>                  **File No. 001-32033**

Dear Mr. Graham:

        We have reviewed your response letter dated June 23, 2008 in connection with the above-referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.      We note your response to prior comment 2 and believe that where you experience material changes in revenues, management's discussion and analysis should indicate the extent to which prices increased, decreased or remained constant, particularly where, as here, you identify pricing pressures as a significant risk.

Commitments, page 43

2.      We have read your response to prior comment number 3 and believe that you should include, in future filings, information regarding interest payments in this section.

Form 8-K Filed May 5, 2008

Exhibit 99.1

Financial Measures, page 3

3.      Your response to prior comment number 10 indicates that you will disclose in future filings that your non-GAAP measures are useful because they provide an "additional" measure of operating results.  The fact that you are providing an "additional" measure does not appear to be a substantive reason why such a measure would be useful to investors.  Please expand your disclosures regarding the usefulness of these measures in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462.  If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief